UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of FEBRUARY, 2006.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date: February 9, 2006                     /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman


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                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         HALO RESOURCES LTD. (the "Issuer")
         #1280 - 625 Howe Street
         Vancouver, British Columbia   V6C 2T6
         Phone: (604) 484-0068

2.       DATE OF MATERIAL CHANGE

         February 9, 2006

3.       PRESS RELEASE

         The press release was released on February 9, 2006 through various approved public media and filed with the TSX Venture Exchange, the British Columbia, Quebec and Alberta Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       EXECUTIVE OFFICER

         Nick DeMare, Chairman of the Board
         Phone: (604) 685-9316

9.       DATE OF REPORT

         February 10, 2006.


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                               HALO RESOURCES LTD.
                             #1280 - 625 HOWE STREET
                              VANCOUVER, BC V6C 2T6
                    TEL: (604) 484-0068 FAX: (604) 484-0069
                    TSXV SYMBOL: HLO      OTCBB SYMBOL: HLOSF
                             FRANKFURT EXCHANGE: HRL
--------------------------------------------------------------------------------


                         ANNUAL GENERAL MEETING RESULTS

VANCOUVER, BC, FEBRUARY 9, 2006 - MR. MARC CERNOVITCH, PRESIDENT AND CEO OF HALO RESOURCES LTD. (TSX.V:HLO, TSX.V: HLO.WT.A, TSX.V: HLO.WT.B, OTC.BB:HLOSF, FSE:HLR) is pleased to announce that at the Company's Annual General Meeting
(AGM) held February 9th, 2006, Messrs. Marc Cernovitch, Andrew Carter, Nick DeMare, Ewan Downie, Tom Healy and William Lee were elected as directors of the Company. All items put forth at the meeting were approved by the shareholders including an ordinary resolution to approve the Company's stock option plan, pursuant to which the Company may grant stock options up to 10% of the issued and outstanding common shares at the time of the grant.

At a directors meeting held subsequent to the AGM Mr. Marc Cernovitch was appointed President and Chief Executive Officer, Mr. Tom Healy was appointed Senior Vice-President and Chief Operating Officer, Mr. Nick DeMare was appointed Chief Financial Officer and Chairman of the Board, and Mr. Harvey Lim was appointed Corporate Secretary.

HALO RESOURCES LTD.
Halo is a Canadian-based resource company focused on the acquisition of near production base and precious base metal deposits. Currently the Company owns or has an interest in 3 projects: Duport, which is an advanced stage gold project; Bachelor Lake, which is a gold exploration project, and the Sherridon project, which is a grass roots VMS project. The Company is operated by an experienced management team and backed by a strong network of mining financiers. The Company's growth strategy is to develop a diversified portfolio of advanced mining projects.

ON BEHALF OF THE BOARD

/s/ Marc Cernovitch
----------------------------------
Marc Cernovitch, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Except for the historical statements contained herein, this news release presents forward-looking statements that involve inherent risks and uncertainties. Although the management and officers of Halo Resources Ltd. believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, they give no assurance that their expectations will be achieved. Certain risks and uncertainties inherent in the Company's operations include political, economic, environmental and geological issues, including but not limited to, the continued need for additional capital, the competition within the mining industry, and other risks detailed from time to time in the Company's periodic reports filed with the British Columbia Securities Commission and the United States Securities and Exchange Commission. Investors are cautioned that, except as disclosed in the materials to be prepared in connection with the transaction, any information released or received with respect to the transaction may not be accurate or complete and should not be relied upon. Trading in the securities of Halo Resources Ltd. should be considered highly speculative. The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

For further information, please contact:

Marc Cernovitch, President & CEO
Tel: 604-484-0068 Fax: 604-484-0069
Toll Free: 1-866-841-0068
Email:  mcernovitch@halores.com


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